SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 15, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure:	France Telecom’s presentation dated April 14, 2005 re “FY 2004 IFRS”.

France Telecom

FY 2004 IFRS

April, 14th 2005

Cautionary Statement

This presentation contains forward-looking statements, in particular relating to France Telecom’s outlook for 2005 as restated under International Financial Reporting Standards (IFRS).

Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the FT 2005 plan, including the TOP LINE and TOP programs, France Telecom’s other strategic initiatives (based on the integrated operator model and including the FT Ambition 2008 program) as well as other financial and operating initiatives, changes in the competitive environment and the telecom market regulatory environment, and risks and uncertainties attendant upon exchange rate fluctuations, technological trends, business activity and international operations. In addition, these forward-looking statements and the other information relating to France Telecom’s 2004 results as presented in accordance with IFRS are subject to additional specific risks and uncertainties relating to the possibility of changes in IFRS standards prior to December 31, 2005. More detailed information on the potential risks that could affect France Telecom’s financial results is found in the Document de Référence filed with the AMF on March 2, 2005 and in filings made with the U.S. Securities and Exchange Commission.

Agenda

Key figures French GAAP IFRS and IFRS guidance Income Statement Balance sheet 2005 new business segments Appendix

Key messages

Organic Cash flow Generation potential maintained

Positive impact on Net result Group Share ( + 233 million euros) and EPS (+8%)

Net Debt (+ 6 bn euros) and Equity (+ 2bn euros) impacts consistent with December 2004 communication

No change in guidance

New business segments fitted to company organization

Strategic priorities unchanged

2004 Key figures French GAAP IFRS

French

Euros, in millions IFRS

GAAP

Revenues 47,157 46,158

Gross Operating

18,261 17,923

margin*

Gross Operating 38.7% 38.8%

Margin rate

Net Result Group Share 2,784 3,017

Net debt (year end) 43,938 49,923

Equity (year end) 15,681 17,683

Final figures consistent with Dec, 2004 communication

*: EBITDA proxy

2004 Key figures French GAAP IFRS

EPS (in euros)

1.14

French GAAP

1.23

IFRS

Organic Free Cash Flow* (in billion of euros)

7.8

French GAAP

7.65

IFRS

No impact on organic cash generation potential

* Cash Flow excluding Equant CVR payment and excluding Disposals and Minorities buy out (Kulczyck put not included)

2005 Guidance

French GAAP IFRS

Pro forma +3% to 5% +3% to 5%

Revenues growth

REAA Gross Over 19 bn euros

Operating Margin Over 18.5 bn euros

Upper range Upper range

CAPEX to sales

of 10% to 12% of 10% to 12%

Net debt to REAA

Net debt to Below 2 end Below 2.5 end

Gross Operating of 2005 of 2005

Margin

Guidance unchanged, priority remains to debt reduction

Agenda

Key figures French GAAP IFRS and IFRS guidance Income Statement Balance sheet 2005 new business segments Appendix

2004 IFRS Income Statement

French GAAP IFRS

Euros, in millions 12/31/04 12/31/04 Delta

A Revenues 47,157 46,158 - 999

Non labour costs - 20,022 - 19,385 + 637

Ow External purchases - 18,617 - 17,870 + 747

Labour costs (excl. share-based payment, + 24

- 8,874 - 8,850

employee profit sharing & discount on share offers)

B Gross Operating Margin 18,261 17,923 - 338

Share-based payment-Employee profit

- 416 - 416

sharing

Discount on share offers to employees -263 - 263

Amortization - 7,437 - 7,990 - 553

C Impairment of goodwill - 534 - 534

Impairment of assets - 179 - 179

Disposal of assets + 922 + 922

Restructuring costs - 181 - 181

Associates + 30 + 30

Operating Income 10,824 9,312 - 1,512

Gross Operating Margin remains the key operational performance indicator

A—Revenues

Revenue share arrangements

reviewed to determine if FT

Euros, in millions FY 2004 acts as an agent (net revenue

presentation) or a principal in

the transaction (gross revenue

Revenues under French GAAP 47,157 presentation)

Already netted for content

distribution

Recog Revenue share arrangements - 352 Mainly for fixed-line in

France (special numbers)

Equipment sales through third party - 345

Revenues based on end

Revenue

Connection fees - 80 customers payment

Mainly Orange UK

Revenue Recog

Others - 5 Differed over the average

expected customer

relationship period

Mainly Fixed Line in France

Scope of consolidation - 217

Revenues under IFRS 46,158 Sonatel (Senegal)

consolidated on a

proportional basis

Mainly netting impacts and scope of consolidation

IFRS Revenues recognition impacts

Euros, in millions

Non labour Gross Op.

Revenues

OPEX Margin

Revenues share arrangements - 352 + 352 neutral

Equipment sales

- 345 + 345 neutral

through third party

Connection fees - 80 0 - 80

Others - 5 +44 +39

Total - 782 +741 - 41

Revenue recognition impact neutral on Gross Operating Margin

B—From REAA to Gross Operating Margin

Margin

FY 2004

Euros, in millions rate

REAA (French GAAP ) 18,261 38.7%

Revenue reconciliation impact - 41

Capitalization of development costs + 86

Change in scope of consolidation - 141

Non Operating Income now included in

Gross Operating Margin, and others - 242

Gross operating Margin (IFRS) 17,923 38.8%

Gross Operating Margin slightly improved (+0.1 point)

C—From Gross Operating Margin to Operating Income

French GAAP IFRS

Euros, in millions FY 2004 FY 2004

Gross operating Margin 18,261 17,923

Share-based payment-Employee profit sharing - 416

Discount on share offers to employees -263

Amortization - 7,437 - 7,990

Impairment of goodwill - 534

Impairment of assets - 179

Disposal of assets 922

Restructuring cost -181

Associates 30

Operating income 10,824 9,312

€ 553m IFRS reconciliation impact Ow €– 582 from client base amortization

Equant :

€ 519m exceptional GW in 1H04 & €—15m recurring GW amortization in H104

Ow €– 184m for Equant impairment

Ow €199m Pages Jaunes IPO, €249m STM, €73m Radianz,€57m Pramindo Ikat, €38m Orange Denmark disposals

Increased volatility of Operating Income

C’—Share-based payment, employee profit sharing and discount on share offers to employees

Euros, in millions

FY 2004

Employee Profit Sharing - 280

Stock option plans (IFRS 2) - 136

Total - 416

Discount on share offers to

- 263

employees (IFRS 2)

Previously below Operating Income

Mainly related to Orange

Linked to French State Placement and Page Jaunes IPO

2004 IFRS financial charges analysis

Euros, in millions

Total financial Charges, net – French GAAP - 3,365

TDIRA (additional interests charges on debt component) - 63

Impact of amortized costs - 20

Carry back interest charge - 77

Change in Fair Value of Derivatives - 32

Interests capitalized on tangible assets - 32

Foreign exchange gain (loss) impact related to Net Debt only - 36

Total financial Charges, net – IFRS - 3,625

No impact on interests paid

2004 IFRS Income Statement

French GAAP

12/31/04

Euros, in millions

Operating Income 10,824

Total financial Charges, net - 3,365

Current income from integrated companies 7,459

Other non-operating income/(expense), net 113

Income taxes -1,998

Employee profit-sharing -269

Net income/(loss) from integrated companies 5,305

Equity in net income/(loss) of affiliates 4

Goodwill amortization -1,788

Exceptional goodwill amortization -519

Net result 3,002

Minority Interests -218

Net result Group Share 2,784

IFRS 12/31/04

9,312

- 3,625

- 2,477

Delta mainly due to discounting of Deferred taxes

3,210

- 193

3,017

233 million euros positive impact on Net Result Group share

Agenda

Key figures French GAAP IFRS and IFRS guidance Income Statement Balance sheet 2005 new business segments Appendix

Reconciliation of Equity

Euros, in millions 01/01/04* 12/31/04

Equity under French GAAP 11,444 15,681

Reclassification of minority Interests + 5,447 + 4,052

Goodwill amortization + 1,743

TDIRA +1,267 +1,236

Minority interests commitment - 983 - 547

Customers’ relationship amortization -2,469 -3,100

Revenue recognition impact -1,052 -1,105

Others + 341 - 277

Equity under IFRS 13,995 17,683

*: Include post-employment benefits & Tele-Invest consolidation (Kulzyck put) + impact of Sonatel proportionate integration

Closing balance sheet consistent with Dec, 2004 communication

Reconciliation of Net Debt

Euros, in millions 01/01/04 * 12/31/04

Net debt under French GAAP 47,744 43,938

TDIRA + 4,031 + 3,994

Carry back + 1,431 + 1,508

Equant CVR + 2,049

Derivatives and associated

- 892 - 1068

cash collateral

Accrued interests + 1,308 + 1,172

Minority interests commitments + 984 + 547

Other + 38 - 168

Net debt under IFRS 56,693 49,923

Net debt to Gross Operating Margin : < 2.5 at the end of 2005

* Including securitization and Tele-Invests consolidation (Kulczyk put ).

Agenda

Key figures French GAAP IFRS and IFRS guidance Income Statement Balance sheet 2005 new business segments Appendix

New business segments

Home

Personal

Enterprise

Directories

France

Poland

ROW

France

UK

Poland

ROW

New segmentation reflects FT new organization

New business segments’ 2004 IFRS key figures

Euros, in millions

Home Personal Enterprise Directories

Eliminations Total

Revenues 22,440 20,564 8,235 978 -6,059 46,158

Gross Op

7,401 8,076 2,039 407 17,923

Margin

Margin rate 33.0% 39.3% 24.8% 41.6% 38.8%

CAPEX 2,051 2,702 388 8 - 8 5,141

Conclusion

No change in guidance

No impact on cash generation potential

No impact on return to shareholders potential

Priority remains deleveraging

Next steps for communication : 1Q05 figures on April 28, 2005

– Investor Day in June

Agenda

Key figures French GAAP IFRS and IFRS guidance Income Statement Balance sheet 2005 new business segments Appendix

Reconciliation of FY 2004 net result

Euros, in millions Total

Net result under French GAAP 3,002

Customer relationship amortization - 582

Reversal of Goodwill amortization +1,773

Equant tangible and intangible impairment, excl. goodwill + 299

Share-Based remuneration - 342

Derivative financial instruments - 72

and amortized cost method

Deferred taxes net impact - 493

Other - 375

Net result under IFRS 3,210

Ow :

€ - 331m Orange UK

€ 149m TP SA

Difference

between

+ €483m of

French GAAP

asset impairment

And—€ 184m

IFRS asset

impairment

Ow €– 206 discount

offer on shares to

employee*,

€ - 136m for Stock

option

*: €57m already accounted for in French GAAP

2004 Financing IFRS vs French GAAP

Euros in millions French IFRS

GAAP

A - Net Cash provided by operating activities 12,818 12,697

B - Net cash provided by investing activities -5,564 -5,591

C – ow Disposals of financial investments - 2,716 - 2,716

D - Impact of investment in short term marketable securities—1,601—1,601

Free Cash Flow excl. disposals (A+B-C+D) 2,937 2,789

E - Orange & Wanadoo minorities buy out 2,842 2,842

Cash Flow excl. disposals & minorities (A+B-C+D+E) 5,779 5,631

F – Equant CVR payment 2,015 2,015

Organic Cash Flow (Cash Flow excluding Equant CVR payment and

7,794 7,646

excluding Disposals and Minorities buy out (Kulczyck put not included)

(A+B-C+D+E+F)

Revenue presentation : personal

ORANGE

Orange France Orange UK

Rest of the World Eliminations

TP GROUP

Wireless telephony

OTHER INTERNATIONAL

OPERATIONS

PERSONAL

Personal France

Personal UK

Personal Poland

Personal Rest of World

Eliminations mobile

Revenue presentation : home

FIXED LINE, DISTRIBUTION & NETWORKS

Consumer services

Subscription fees Calling services On line services & Internet access Other consumer services

Carriers services

Domestic interconnection International Operators services Other carriers services

Other revenues

WANADOO

Access, portals and e-Merchant

TP GROUP

Fixed line services Internet & other revenues

OTHER INTERNATIONAL OPERATIONS

HOME

Home France

Consumer services

Homes usages o/w :

Subscription fees

Calling services

On-line & Internet services

Other consumer services

Carriers services

Domestic carrier services

Other carrier services

Other Home revenues in France

Home Poland

Home Rest of the World

Eliminations

Fixed line

Revenue presentation : entreprise, Directories

FIXED LINE, DISTRIBUTION & NETWORKS

Business services

Business Fixed line telephony Business networks Other Business services

EQUANT

WANADOO

Directories

ENTERPRISE

Business Fixed line Telephony in France

Business networks in France Other Business services in France Global Services

Eliminations

DIRECTORIES

Opening balance sheet options

No restatement of business combination accounting as

Business

compared to French GAAP (no pooling method accounting

combinations

was used in FT accounts)

Historical cost maintained except in very limited

Tangible assets

circumstances, for which fair value has been used

Implemented as of January 1, 2004 the full version of IAS

IAS 32/39

32/39 (no use of the carved out version likely to be

adoption

promulgated in Europe)

Cumulative The cumulative translation differences for all foreign translation operations are deemed to be zero as of January 1, 2004 differences (reclassification within equity, no impact on total equity)

All actuarial gains and losses have been reclassified in

Employee

retained earnings as of January 1, 2004 (as in French

benefits

GAAP)

Other issues with no impact for France Telecom

Employee benefits

Pension schemes are not an issue in France and Poland due to the social security regime

Pension schemes of the group in other countries are defined contribution plans (such as Orange UK) with minor exception of defined benefits plans (however properly funded or provided for).

Scope of consolidation

TP group is fully consolidated, as in French GAAP, since it is controlled

Sonatel, previously consolidated on global basis, is now consolidated on a proportion basis (42.33%)

Definition of Net Debt

French GAAP

Net debt is defined in the financial statements as: Total gross borrowing (converted at hedging rate)

- Cash, cash equivalents and marketable securities

IAS/IFRS

Net debt will be defined as: Total gross borrowing (converted at closing rate)

- Asset derivatives

- Asset cash collateral

+ Liability derivatives

+ Liability cash collateral

- Cash, cash equivalents and marketable securities

+ Accrued interests

Net debt: TDIRA (IAS 32)

French GAAP

Perpetual bonds redeemable for France Telecom shares are classified in a quasi-equity caption in the balance sheet Interest charge is based on the contractual arrangement

IAS/IFRS

Breakdown between an equity component and a debt component Interest charge is computed based on the effective interest rate

Impact on the 2004 IFRS balance sheet

Debt component cc. 3/4 of the nominal value I Equity component cc.1/4 of the nominal value (subject to deferred tax liability)

Impact on future IFRS financial statements

Increased interest charge when the effective interest rate is higher than the contractual interest rate (as it is the case at the moment) Such additional interest charges are compensated by an increase of the debt amount

Net debt: Carry back (IAS 32 / IAS 18)

French GAAP

The carry back receivable sale is accounted for as a true sale with an usual guarantee (Note 28.2.2 of FT financial statements)

IAS/IFRS

Carry-back receivable sale with a guarantee is considered as a secured financing

Impact on the 2004 IFRS balance sheet

Additional financial debt and carry-back receivable of €1.5 Bn (present value)

Impact on future IFRS financial statements

Notional interest charge (no cash out since interest were prepaid at the time the receivable was sold) Carry back receivable and financing mature in 2007 (net debt reduction), no cash impact

Net debt: Equant CVR (IAS 39)

French GAAP

Equant CVR is accounted for as a provision for risk and contingencies

IAS/IFRS

Equant CVR is a derivative instrument As a derivative instrument: Any change in the value is recorded through income statement It is included in the Net Debt

Impact on the 2004 IFRS balance sheet

Reclassification from provision for risk and contingencies to derivative included in Net Debt on January 1, 2004 As Equant CVR was repaid in July 2004, no impact on Net Debt at December 31, 2004

Impact on future IFRS financial statements

Equant CVR have been paid in July 2004.

Net debt: derivatives and associated cash collateral (IAS 39)

French GAAP

Hedging instruments are presented off balance sheet

except currency hedging instruments since French GAAP debt is converted at the hedging rate (debt at hedging rate = debt at closing rate + hedging instrument)

IAS/IFRS

Debt is converted at the closing rate Derivatives are accounted for at fair value in the balance sheet Changes in the fair value of derivatives are recorded through income statement (except for cash flow hedge accounting)

Impact on the 2004 IFRS balance sheet

IFRS Net debt (on 31/12/04) lower by €1.1 Bn

Closing rate conversion instead of hedging rate -€1.9 Bn Currency and interest rates derivatives evidenced in the balance sheet +€1.8 Bn Prepayment of derivatives constituted by the cash collateral -€1.1 Bn Others +€0.1Bn

Impact on future IFRS financial statements

Increased volatility (income statement, shareholders’ equity)

Expected to be limited since major interest rates derivatives follow the IFRS documentation requirements for hedge accounting qualification

Expected Impact on net debt: minority interests commitments (IAS27/IAS32)

French GAAP

Minority interests commitments are off balance sheet commitments unless there is a risk of an outflow of resources with no symetrical economic benefits

IAS/IFRS

When minority have a right to sell shares and the entity has obligation to buy these shares, the entity should record a financial liability (present value of the exercise price) and reduce equity for the same amount (no corresponding asset)

Purchase offers made to minority shareholders enter in this category

Impact on the 2004 IFRS balance sheet

Total impact for conditional and unconditional put options €0.55 Bn:

Conditional put: Orange Slovensko, Orange Dominicana: €0.52 Bn I Purchase of minority interests commitments as of December 31st 2004: €0.03 Bn

Impact on future IFRS financial statements

Changes in the present value of the put option is recorded through income statement

Limited impact for purchase of minority interests since they are paid for during 2004

Potential impact for conditional puts

Revenues: IAS 18 (1)—Revenue recognition

sales equipment through dealers

French GAAP

The legal analysis of the commercial relationship between FT and its dealers prevails over for the accounting treatment and revenue is recognised based on billing (handset sales in direct and indirect channels are accounted for differently)

IAS/IFRS

The substance of the commercial relationship prevails over its legal form (handset sales in direct and indirect channels are accounted for the same way)

The remuneration of the service rendered by the distributor is the net payment between FT and the dealer. This remuneration is disclosed in cost of sales

Revenue from equipment is estimated based on the customer selling price

2004 revenue impact: <€345m> ; No impact on MBO and Net Result

Revenues: IAS 18 (2)—Revenue share

arrangements

Arrangements between FT, a content provider or an other operator, and an end customer

French GAAP

The legal analysis of the commercial relationship prevails over for the accounting treatment and revenue is recognised based on billing

IAS/IFRS

When it can be argued that the entity determines the main characteristics of the transaction, the amount of revenue is to be reported on a gross basis. When the entity cannot argue that it determines the main characteristic of the transaction then revenues are to be reported net Characteristics are defined by the followings: who is the customer ?

Who sets the price ?

Who determines the specifications of the service ?

Who has the credit risk ?

2004 impact: <€352m> ; No impact on on MBO and Net Result

Revenues: IAS 18 (3)—Connection fees

French GAAP

Under French GAAP, connection fees and costs related to connection are recognised in the P&L when the service (connection) has been rendered

IAS/IFRS

Connection fees are deferred over the average expected customer relationship period

Costs related to connection that can not be capitalised (and therefore amortised) are expensed as incurred

2004 impact: <€80m>

Share-based compensation (IFRS 2)

French GAAP

Stock options granted in certain subsidiaries (Orange, Wanadoo, Equant) INo impact on the accounts until the stock option is exercised INo compensation expense accounted for (labor OpEx)

IAS/IFRS

The fair value of stock options is amortized over the vesting period as a compensation expense France Telecom position is to apply IFRS 2 to all stock options plans (vs. the option to apply IFRS to plan granted after November 7, 2002) Discount offer of shares to employees should be also accounted for as compensation expenses

Amortization of customer relationships (IAS 38)

French GAAP

Customer relationships accounted for in case of business combinations No amortization and no deferred tax

IAS/IFRS

Deferred tax liability

Customer relationships amortized over the expected contractual relationship (between 4 and 5 years in most cases)

Impact on the 2004 IFRS balance sheet

Retrospective amortization charge lead to a decrease in total equity of €3.1 Bn at December 31, 2004

Impact on future IFRS financial statements

Decrease in EBIT as long as customer relationships not fully amortized

Negative impact of €0.6 Bn in 2004

Impact should reduce in 2005 and subsequent years

IFRS impact on income statement: other impacts

SAC’s and SRC’s

No difference with French Gaap accounting SAC’s and SRC’s are expensed as incurred

R&D

Expensed as incurred under French GAAP

Under IFRS, development costs meeting certain criteria should be capitalized

Goodwill amortization

Under French GAAP: amortization + impairment testing Under IFRS: impairment testing only

Interest capitalization

Under French GAAP, interest expenses are capitalised for assets in progress Under IFRS, FT has chosen not to capitalise interests

France Telecom

FY 2004 IFRS

April, 14th 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 15, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information